October 5, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long

Assistant Director

Re:	REG Newco, Inc.

Registration Statement on Form S-4 (the “Registration Statement”)

Filed August 10, 2009

File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to Registrant dated September 4, 2009. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

General

Registration Statement on Form S-4

General

1.	Please provide us with your analysis of the application of Rule 13e-3 (Going Private Transactions by Certain Issuers or Their Affiliates) under the Securities Exchange Act of 1934, as amended, to the Blackhawk, CIE and WIE consolidation transactions. Please provide a separate, detailed analysis for each company. In preparing your response, you may wish to consider the applicability of the guidance contained in our Rule 13e-3 Compliance and Disclosure Interpretations, which are available on our website and were last updated on January 26, 2009. Please note that we may have additional comments based on your response.

Response: The Registrant believes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), does not apply to the consolidation transactions with Blackhawk Biofuels, LLC. (“Blackhawk”), Central Iowa Energy, LLC (“CIE”) and Western Iowa Energy, LLC (“WIE”) (Blackhawk, CIE and WIE, collectively, the “constituent companies”) described in the Registration Statement by virtue of the applicability of the exception set forth in Rule 13e-3(g)(2). The Registrant respectfully submits that the following analysis of each requirement of Rule 13e-3(g)(2) supports this conclusion:

(a) The introductory language in Rule 13e-3(g)(2) provides that, in order for the exception to apply, the security holders in the proposed transaction must be offered or receive only an equity security. The consideration being offered in each of the consolidation transactions consists only of equity securities.

October 5, 2009

(b) Rule 13e-3(g)(2)(i) provides that the equity security offered or received must have substantially the same rights as the equity security which is the subject of the proposed transaction, provided that this requirement is deemed satisfied if unaffiliated security holders are offered common stock. Question 112.01 of the Commission’s Rule 13e-3 Compliance and Disclosure Interpretations states, “When the securities given up by unaffiliated security holders are voting common stock, the offer of new securities without voting rights would not fit within the Rule 13e-3(g)(2) exception, even though the new securities are denominated as common stock, because security holders will not receive an equivalent or enhanced equity interest.” The unaffiliated holders of Blackhawk, CIE and WIE will be issued a combination of the Registrant’s common and preferred stock. The shares of the Registrant’s common stock have substantially the same rights, preferences and privileges as the membership units of each of the constituent companies and, as such, are an equivalent equity interest to the membership units of each of the constituent companies. The shares of the Registrant’s preferred stock that will be issued in each of the consolidation transactions are enhanced equity interests in accordance with Question 112.01 as the rights, preferences and privileges afforded to a holder of the Registrant’s preferred stock are superior to those associated with the membership units of the constituent companies. For example, among other features of the Registrant’s preferred stock, each share of the Registrant’s preferred stock will accrue dividends at a rate of $0.88 per share per annum, while none of the membership units of the constituent companies entitle the holder to any specified dividend.

(c) Rule 13e-3(g)(2)(ii) provides that the equity security offered or received in the proposed transaction must be registered pursuant to section 12 of the 1934 Act. Before the Registrant’s equity securities are offered to the members of each of the constituent companies, the Registrant intends to file a Form 8-A to register its securities under section 12(g) of the 1934 Act.

(d) Rule 13e-3(g)(2)(iii) provides that the equity security offered or received in connection with the proposed transaction must be listed on a national securities exchange if the equity security that is the subject of the proposed transaction is listed

October 5, 2009

on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association. The membership units of the constituent companies are not and have never been listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association. The Registrant is not currently and does not currently intend to list its shares on a national securities exchange or interdealer quotation system.

In conclusion, the consolidation transactions with each of the constituent companies are not subject to Rule 13e-3 because the Registrant is only offering an equity security with equivalent or enhanced interests that will be registered pursuant to section 12 of the 1934 Act; therefore, the exception set forth in Rule 13e-3(g)(2) is applicable.

Prospectus Cover Page

2.	Please limit the prospectus cover page to a single page. The two longest paragraphs on the cover page are dense and appear to contain information that is not necessary for the cover page. In addition, please add at the top of the cover page captions for the registrant’s name as well as the title and amount of securities covered by the registration statement. Finally please disclose that there is no public market for the registrant’s securities. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has removed the two longest paragraphs on the cover page of the prospectus. The Registrant has also added the requested disclosure on the prospectus cover page.

Table of Contents, page i

3.	Please add to the table of contents the prospectus discussion of the material U.S. federal income tax consequences.

Response: The Registrant has revised the table of contents to include a reference to the discussion of material U.S. federal income tax consequences.

October 5, 2009

Summary, page 1

4.	Please add a brief description of the stockholder agreement to the summary section of the prospectus. Please refer to Item 3 of Form S-4 and Item 503(a) of Regulation S-K.

Response: The Registrant has added the requested disclosure to the section entitled “Summary” beginning on page 4.

5.	Please disclose whether the transactions are contingent on the receipt or satisfaction of any federal or state approvals or requirements. Please refer to Item 3(i) of Form S-4.

Response: The Registrant has added the requested disclosure on page 14.

Description of the Parties, page 1

6.	Please disclose the relationship between the registrant and REG, indicating whether they are affiliated and, if so, how.

Response: The Registrant has added the requested disclosure on page 2.

Comparative Per Share Data, page 8

7.	Please expand your disclosures to provide the respective exchange ratios for REG, CIE, WIE and Blackhawk such that readers can understand how you arrived at the per share and per unit equivalent data.

Response: In response to the Staff’s comment, the Registrant has added the requested disclosure beginning on page 8.

Questions and Answers About the Consolidation and the Special Meetings, page 10

Why am I receiving this joint proxy statement/prospectus?, page 10

8.	In your answer to this question, you state that the document serves as the prospectus for, among other things, Newco warrants to be issued in connection with the consolidation and options to purchase Newco Common Stock, however, these securities are not registered on this Form S-4. Please revise your disclosure accordingly.

Response: The Registrant has deleted the reference to options and warrants in the response to the first question of page 10. The Registration Statement covers only shares of the Registrant’s common stock and preferred stock. It is not anticipated that the Registrant will issue any new options or warrants in the consolidation and any outstanding options or warrants will be assumed by the Registrant in accordance with the terms of those securities as originally issued by either Blackhawk or REG.

October 5, 2009

Is each consolidation transaction contingent upon the consummation of the other consolidation transactions?, page 13

9.	On page 13 you indicate that “each of the CIE, WIE and Blackhawk consolidation agreements is contingent only upon the closing of the REG consolidation transaction, but none of the other consolidation transactions.” Given that there are several different scenarios as to how these four companies may be combined, please tell us what consideration you have given to providing pro forma financial statements for each possible scenario. In this regard, we note that proxy rules require pro forma information relating to the transaction being voted upon. See Item 14(b)(11) of Schedule 14A for guidance, as well as Instruction 6 to Rule 11-02(b) of Regulation S-X. In addition, address this comment as it relates to the comparative per share data required by Item 3(f) of Form S-4.

Response: The Registrant considered several approaches to providing the required pro forma financial information for the combined company. Given the already large amount of information included in our filing for investors to consider, the Registrant felt that making the financial information easy to understand should be the most important consideration. Following the consolidation transactions, Newco could consist of any of the following companies:

1.	REG, Blackhawk, WIE and CIE
2.	REG, Blackhawk and WIE
3.	REG, Blackhawk and CIE
4.	REG, WIE and CIE
5.	REG and Blackhawk
6.	REG and WIE
7.	REG and CIE

The Registrant concluded that providing seven different pro forma statements would be more confusing to an investors understanding than a consolidated pro-forma statement. In reaching this conclusion, the Registrant considered that providing separate pro forma adjustments and elimination entries would not enable an investor to easily make determinations regarding how the failure of one or more of the other companies to close the transaction would impact the combined company. As presented, an investor can look at the combined total and each individual company that is a party to the transaction and determine the specific possible outcomes that are relevant to making such investor’s particular investment decision.

In response to the Staff’s comment, to better explain to investors that they should consider various possible scenarios, the Registrant has added additional disclosure to the introductory paragraphs of the pro forma financial statements on page 37.

October 5, 2009

Risk Factors, page 18

10.	Please delete the second sentence in the italicized introductory paragraph to the risk factor section of the prospectus. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response: The Registrant respectfully notes the Staff’s comments and has removed the reference in the second sentence in the italicized introductory paragraph.

Risks Related to the CIE & WIE Dissolution, Winding Up and Liquidation, page 20

11.	Please disclose the recapture risk for the CIE members associated with the investment tax credits issued to CIE by the Iowa Department of Economic Development.

Response: The Registrant has added the requested disclosure on page 21.

Risks Related to The Combined Registrant, page 21

12.	Please revise your risk factor disclosure to address the risks associated with the ability or inability of the constituent companies, and potentially the combined company, to fund working capital through borrowing. In this regard, we note, for example, that currently Blackhawk, CIE and REG do not appear to have access to a credit facility.

Response: The Registrant has added disclosure on page 20 and page 23 under the section entitled “Risk Factors”.

Unaudited Pro Forma Financial Information, page 34

13.	You have disclosed that “the consolidations will be accounted for using the acquisition method of accounting with REG treated as the acquiring corporation for accounting purposes.” Using the guidance as provided in paragraphs 8-9 of SFAS 141R, please disclose how you determined that REG is the accounting acquirer.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page 36.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 36

14.	Please revise your pro forma balance sheet and related footnote disclosures to include a column for REG Newco and to clearly identify all its equity issuances including the common stock, preferred stock, options and warrants issued in connection with its acquisition of REG, Blackhawk, WIE and CIE.

Response: The Registrant has revised its pro forma balance sheet as request.

October 5, 2009

15.	In light of REG Newco’s series A preferred stock’s redemption features as discussed on page 31 and 224 of the filing, please quantify on the face of the pro forma balance sheet the aggregate potential redemption amount of REG Newco’s series A preferred stock pursuant to Rule 5-02.27(b).

Response: In response to the Staff’s comment, the Registrant notes it has revised its pro forma balance sheet..

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 38

General

16.	Please provide a comprehensively detailed footnote to your pro forma earnings per share which discloses your computations, including your consideration of the dividends of the REG Newco Series A convertible preferred stock on such computations.

Response: The requested disclosure has been added to the face of the pro forma statements of operations on pages 38 and 39 in footnote (l) to the pro forma financial statements on page 44.

17.	You mention under “Conditions to Completion of Each Consolidation Agreement,” on page 90, that Newco has to obtain working capital financing or a senior credit facility or other working capital lending arrangements to consummate the asset purchases of CIE and WIE and the merger of Blackhawk. Please explain to us where such financing has been reflected in the pro forma financial statements.

Response: In response to the Staff’s comment, the Registrant has added disclosure in footnote (m) on page 44.

18.	As indicated on page 90, we note that the consolidation transactions are dependent on renegotiated terms with the debt holders of CIE, WIE and Blackhawk. Disclose this fact in your pro forma financial statements and address the need to provide a sensitivity analysis reflecting a 1/8 percent variance in interest rates to highlight any potential impact that may result from these potential renegotiated terms. Please supplementally tell us the current status of such negotiations.

Response: In response to the Staff’s comment, the Registrant has added disclosure in footnote (m) on page 44.

October 5, 2009

Footnote (h)

19.	Please revise your footnotes to provide the disclosures required by paragraph 67 of SFAS 141(R) for each entity being acquired, including a discussion of how the pro forma purchase price of each potential acquisition has been determined. In this regard, we note that under SFAS 141(R), you should use the most recent stock price at the time of the filing for determining the value of stock to be issued in a transaction that has not yet been consummated. The notes to your pro forma balance sheet should disclose the date at which REG Newco’s equity issuances were valued and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in these values.

Response: In response to the Staff’s comment, the Registrant has revised footnote (h) to its pro forma balance sheet to reflect the fair value ascribed to each of the constituent companies along with an explanation of the methodology employed by the Registrant in deriving those values along with a sensitivity analysis of a range of possible outcomes.

The Registrant respectfully submits that the disclosure required by paragraph 67 of SFAS 141(R) is presented on the face of its balance sheet. The Registrant notes that none of the constituent company is a publicly traded company. The most recent cash sale of stock to a non-affiliated party was in July 2007 by REG. The most recent sale of equity in each of the other constituent companies occurred prior to that time. As such, the Registrant does not believe any of these sales are recent enough to indicate an accurate price for the shares of any of the constituent companies.

20.	You disclose that REG’s preliminary estimate of the excess of fair value over the book value of the constituent companies is approximately $42 million which will be entirely allocated to property, plant, and equipment. It appears to us that the step-up in your property, plant, and equipment is approximately $75 million, with the difference being reflected as a pro forma adjustment of approximately $32 million to deferred income taxes. Please advise or revise your pro forma balance sheet or footnote accordingly.

Response: The Registrant has revised footnote (h) to its pro forma financial statements on page 42 in response to the Staff’s comment.

Footnote (k)

21.	Please expand your disclosures to identify all the underlying assumptions used to determine the fair value of the derivative instrument embedded in Newco’s Preferred Stock.

Response: In response to the Staff’s comment, the Registrant has added disclosure in footnote (k) on page 43.

22.	Given your disclosures that REG Newco is issuing Series A Preferred Stock in connection with the consolidation transactions, it is unclear to us what you mean by the statement, “The allocation was performed based on each class of stock’s liquidation preference and relative seniority.” Please clarify your disclosures accordingly.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in footnote (k) on page 43.

October 5, 2009

The Consolidation Transactions, page 41

23.	Please discuss in greater detail the negotiations of the material terms of the consolidation agreements, particularly the negotiations of each party’s relative ownership percentage in the consolidated business and the determinations as to the structures of the various consolidation transactions.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure in the section entitled “Background of the Transaction.”

24.	Please disclose why CIE and WIE decided to pursue a collective negotiation strategy and form the Joint Biodiesel Committee.

Response: In response to the Staff’s comment, CIE and WIE have revised the disclosure in the section entitled “Background of the Transaction.”

25.	Please disclose whether the Joint Biodiesel Committee, CIE or WIE held any discussions with third-parties besides REG about possible business combination transactions and, if such discussions occurred, please disclose their outcomes.

Response: In response to the Staff’s comment, CIE and WIE have revised the disclosure in the section entitled “Background of the Transaction.”

26.	We note your disclosure that on February 13, 2009, the boards of CIE and WIE participated in a teleconference to determine if any other viable options other than the proposed REG transaction were available to the plants. Please disclose what, if any, other options were considered by the respective boards and whether and why the boards deemed any of them to be viable. In addition, please disclose whether CIE and WIE invited the third member of the Joint Biodiesel Committee to participate in the teleconference.

Response: In response to the Staff’s comment, CIE and WIE have revised the disclosure in the section entitled “Background of the Transaction.”

27.	Please provide us with a complete set of all the materials (e.g., board books) that Houlihan provided to the CIE and the WIE boards at its presentations to them on May 6, 2009, as well as a complete set of all the materials that GH&F provided to the Blackhawk board at its May 8, 2009 presentation.

Response: The materials that Houlihan provided to the CIE and the WIE boards at its presentations to them on May 6, 2009, as well as a complete set of all the materials that GH&F provided to the Blackhawk board at its May 8, 2009 presentation are being provided to the Staff supplementally.

October 5, 2009

28.	Please disclose a brief summary of the circumstances that triggered the need for GH&F’s July 16, 2009 supplemental letter.

Response: The requested disclosure has been added to page 48.

Reasons for the Consolidation, page 48

29.	Please address whether the board of each company considered the possibility that not all of the consolidations may be completed. For example, consistent with your disclosure on page 14, the combined company could consist of REG and only one of CIE, WIE or Blackhawk. If any of the boards considered this, please discuss whether this was a factor that weighed for or against the consolidation and the reasons why.

Response: The requested disclosure has been added to pages 53, 56, 59 and 61.

Opinion of the Financial Advisor for Blackhawk, page 58

30.	Please provide us with copies of the Stand-Alone Financial Forecasts and the Newco Financial Forecasts. Please note that we may have additional comments based on our review of the forecasts.

Response: Copies of the Stand-Alone Financial Forecasts and the Newco Financial Forecasts are being provided to the Staff supplementally.

Comparable Registrant Analysis, page 62

31.	Please confirm whether VeraSun Energy Corporation and Aventine Renewable Energy Holdings, Inc. were part of the Blackhawk Comparable Companies. The footnote disclosure to the list of companies engaged in ethanol production is ambiguous.

Response: The reference to VeraSun Energy Corporation and Aventine Renewable Energy Holdings, Inc. has been deleted in the discussion because they were not part Blackhawk Comparable Companies.

Opinion of the Financial Advisor for CIE, page 66 and Opinion of the Financial Advisor for WIE, page 70

32.	Please provide us with copies of the projections used by Houlihan to prepare its CIE and WIE fairness opinions. Please note that we may have additional comments based on our review of the projections.

Response: Copies of the projections used by Houlihan to prepare its CIE and WIE fairness opinions are being provided supplementally to the Staff.

October 5, 2009

Standalone Analyses, page 69 and page 73

Market Valuation Approach-Guideline Public Registrant Method, page 69 and page 73

33.	Please disclose the names of the eight public companies used by Houlihan in its analyses in connection with its CIE and WIE fairness opinions.

Response: The requested disclosure has been added on pages 74 and 78.

34.	For each of the CIE and WIE fairness opinions, please disclose the information required by paragraphs (b)(2), (b)(3) and (b)(4) of Item 1015 of Regulation M-A. Please refer to Item 4(b) of Form S-4.

Response: The requested disclosure has been added on pages 75 and 79.

Newco Consideration to be Issued in Connection with the Consolidation, page 74

35.	Please disclose in tabular format the respective percentage ownership interests in Newco that the existing Blackhawk, CIE, REG and WIE will have, on an as-converted basis, if all of the consolidation transactions are completed.

Response: The requested disclosure has been added on page 81.

Material U.S. Federal Income Tax Consequences, page 79

36.	In this first paragraph of this section, you state that “[t]he following is a discussion of certain of the material U.S. federal income tax consequences of the consolidation transactions to the stockholders of REG and the unitholders of Blackhawk, CIE and WIE, other than REG or any affiliate of REG.” Please delete the words “certain of’ as you must discuss all of the material U.S. federal income tax consequences of the consolidation transactions. Please also revise the description of counsel’s tax opinion in the exhibit index, as it raises the same concern. Please refer to Item 4(a)(6) of Form S-4.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 84 and in the exhibit index.

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 83

37.	We note your disclosure that the closing of the CIE asset purchase may cause a recapture of a portion of the investment tax credits issued by the Iowa Department of Economic Development to CIE. Please disclose why there is a degree of uncertainty as to whether a recapture would occur.

Response: The requested disclosure has been added to page 89.

October 5, 2009

REG’s Management’s Discussion and Analysis of Financial Condition, page 140

Critical Accounting Policies, 145

Valuation of Preferred Stock Embedded Conversion Feature Derivatives, page 148

38.	Please expand your disclosures to quantitatively describe the assumptions underlying your valuation of the preferred stock embedded conversion feature derivative. Identify each class of preferred stock’s liquidation preference and seniority and how these terms impact the valuation of the derivative. Disclose the value of your common stock and the related discount rates used in your valuation. Provide details underlying the market-based approached you utilized to determine the value of your common stock and identify the material underlying assumptions used in those approaches. Disclose how you determined the appropriate discount rates.

Response: In response to the Staff’s comment, the Registrant has added disclosure beginning on page 153.

39.	We note your reference to “independent valuation experts”. Please tell us how you determined that you do not need to identify and provide consents from these experts in your Form S-4. Refer to Section 436(b) of Regulation C for guidance.

Response: The Registrant notes that REG has removed the reference to independent valuation experts because those experts did not “review or pass upon” information set forth in the S-4. While REG does engage an independent valuation expert to perform valuation work relating to the derivatives, REG accepts sole responsibility for the forecasts and assumptions underlying the forecasts used by the expert. REG makes representations to the expert to the effect that the forecasts and assumptions are reasonable under the circumstances. REG is also responsible for inclusion of this information in its financial statements as it relates to the derivative.

CIE’s Business, page 173

Raw Materials, page 174

40.	In regard to the private redevelopment agreement with Jasper County, please confirm to us and disclose whether the potential loss related to an event of default is currently $745,000. If this is not the case, please disclose the potential range of loss related to an event of default under the agreement.

Response: The requested disclosure has been added to page 187. The Registrant has been advised by CIE that the potential loss related to an event of default is currently $745,000.

October 5, 2009

41.	Please disclose whether CIE is in compliance with its contractual obligations under its agreements with Jasper County, Iowa, as summarized on page 175.

Response: The requested disclosure has been added to page 187.

Beneficial Ownership Information, page 216

42.	Please disclose the information for the registrant required by Item 403 of regulation S-K. Please refer to Item 18(a)(5)(ii) of Form S-4.

Response: The requested disclosure has been added to page 235.

Financial Statements, page F-1

General

43.	Please disclose the reason(s) for the omission of the registrant, REG Newco’s financial statements.

Response: Newco has not been capitalized as of the date of the financial statements. As such, financial statements have not been prepared as of the balance-sheet date for the most recent interim financial statements included in the registration statement. Upon capitalization of Newco, Newco financial statement will be added.

44.	Please revise your registration statement to update the unaudited interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Registration Statement has been updated to include the updated unaudited interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Consolidated Balance Sheets, pages F-3 and F-27

45.	Please revise your balance sheets to disclose the aggregate redemption amount of REG’s redeemable preferred stock as required by Rule 5-02.27(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages F-3 and F-31.

October 5, 2009

Consolidated Statements of Operations, pages F-4 and F-28

46.	You indicate in footnote (a) on page 9 that REG is not required to disclose earnings per share in its historical financial statements. However, since you have identified REG as the accounting acquirer for the consolidation transactions and REG appears to be the predecessor of the registrant, REG Newco, please address the need to provide earnings per share information pursuant to SFAS 128. Ensure your disclosures address the preferred stock dividends related to each series of preferred stock outstanding as well as whether the preferred shares are participating securities.

Response: The Scope paragraph to SFAS 128 (paragraph 6) requires “…presentation of earnings per share by all entities that have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. This Statement also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.”

The shares of Newco that are being registered will not be listed on a securities exchange. In addition, the Newco shares will be subject to restriction on transfer that will prohibit the shares from trading in the over-the-counter market. REG’s shares are not trading in any public market, neither a stock exchange of the over-the-counter market. Therefore, REG would not be required to disclose earnings per share under SFAS 128.

October 5, 2009

Note 2 - Summary of Significant Accounting Policies, pages F-8 and F-34

Preferred Stock Accretion, pages F-9 and F-36

47.	Please revise your footnote to disclose why you believe it is not probable that the preferred stock will become redeemable, as required by paragraph 15 of EITF Topic D98.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-12 and F-41.

Note 3 - Preferred Stock and Stockholders’ Equity of the Registrant, pages F-12 and F-42

Preferred Stock - Conversion Rights

48.	Please expand your disclosures to explain the conversion terms for your preferred stock. Specifically, disclose the basis for the number of shares of common stock that will be issued for each share of preferred stock that is converted.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-53.

49.	Please fully discuss and disclose the underlying accounting for the conversion rights. Identify the accounting literature you are relying on and how you determined that these rights required bifurcation and recognition in your financial statements. Furthermore, please provide all the underlying assumptions you utilized in determining the amount of the derivative liability as of each balance sheet presented.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-10 and F-39.

Preferred Stock - Redemption Rights

50.	Please revise your footnote to disclose the information regarding the redeemable preferred stock in a separate note as required by Rule 5-02.27(d) of Regulation S-X. Additionally, as provided in Rule 5-02.27(b) and (c), your redeemable preferred stock footnote should also include, for each issue:

•	the number of shares authorized and the number of shares issued or outstanding;

•	the carrying amount;

•	the redemption amount;

•	the combined aggregate amount of redemption requirements for all issues each year for the five years following the date of the latest balance sheet; and

•	the changes in each issue for each period for which an income statement is presented.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-50.

October 5, 2009

Common Stock Warrants

51.	We note that warrants issued to Viant during 2006 were reissued on April 25, 2008 at terms not substantially different from the original dates noted. With reference to SFAS 123(R), please tell you accounted for the reissuance of these warrants. Specifically, tell us the original terms and how you determined that the terms of the new warrants were not substantially different from the original terms.

Response: The Registrant respectfully submits the reissuance of the warrants on April 25, 2008 did not require a re-valuation of the warrants at the issuance date and thus did not require adjustment to the financial statements. Paragraph 56 of SFAS 123(R) indicates that the cancellation of an award accompanied by the concurrent grant of a replacement award should be deemed to be a modification and should be accounted for as described in paragraph 51. Paragraph 51 prescribes that an adjustment should be made for the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.

In considering the value of the modified awards REG considered changes in the terms of the warrants, whereby all terms remained unchanged with the exception of the addition of a provision to allow for a cashless exercise. The fair value of both the original and modified awards at the date of the modification was estimated by REG, using the Black-Scholes option pricing model, to be approximately equal and thus adjustment to the financial statements was not necessary.

52.	You mention on page F-48 that the fair value of the common stock used in the computation of the fair value of the warrants was determined based on a third party purchase of your common stock. Please expand your disclosures to indicate when such third party purchase occurred and your basis for relying on such third party purchases in light of any significant passage of time from the date of such third party purchases to the date you issued the warrants.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-51.

Note 4 - Blackhawk, page F-49

53.	Please expand your disclosures to explain how you determined the fair value of the 1,980,488 shares common stock and 127,273 shares of series B preferred stock issued as part of the Blackhawk transactions.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-55.

October 5, 2009

Note 5 - Acquisitions - U.S. Biodiesel Group, page F-50

54.	Please expand your disclosures to explain how you determined the fair value of the 558,140 shares of series AA preferred stock, 3,090,909 shares of series BB preferred stock, 3,863,415 shares of common stock and 243,902 warrants issued to acquire certain assets from U.S. Biodiesel Group.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-56.

Note 15 - Stock Based Compensation, page F-60

55.	You indicate that the fair value of the common stock used in the computation of the fair value of the options was determined based on a third party purchase of your common stock. Please expand your disclosures to indicate when such third party purchase(s) occurred and your basis for relying on such third party purchase(s) in light of any significant passage of time from the date of such third party purchases to the date you issued the options.

Response: In response to the Staff’s comment, the Registrant has added disclosure on page F-66.

Part II

Exhibit Index

56.	We note that you plan to file certain exhibits by amendment. With respect to Exhibit 5.1 (counsel’s legality opinion) and Exhibit 8.1 (counsel’s tax opinion), please note that these must be filed by pre-effective amendment. In addition, when you file these exhibits, please note that we will need adequate time to review them and may have comments on them. You should manage your filing schedule accordingly.

Response: The Registrant respectfully notes it has filed Exhibit 8.1 with the Registration Statement and will submit all required exhibits as soon as practicable.

October 5, 2009

Central Iowa Energy, LLC

Form I0-KSB for the Fiscal Year Ended September 30, 2008

Item 8AT. Controls and Procedures, page 72

Disclosure Controls and Procedures, page 72

57.	We note that your disclosure controls and procedures are “effective.” However, your disclosure does not contain the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Additionally, please revise your future Exchange Act filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective. Since this comment also applies to your Forms 10-Q for the fiscal quarters ended December 31, 2008, March 31, 2009 and June 30, 2009, please confirm your effectiveness for these period as well.

Response: The Registrant has been advised that the management of CIE, including its principal executive officer and principal financial and accounting officer, have reviewed and evaluated the effectiveness of CIE’s disclosure controls and procedures. In addition to the disclosure made in CIE’s Form 10-KSB for the fiscal year ended September 30, 2008, CIE’s management has determined that such disclosure controls and procedures are also effective to ensure that information required to be disclosed by CIE in the reports that CIE files or submits under the Exchange Act are accumulated and communicated to CIE’s management, including CIE’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. CIE management has determined that such disclosure controls and procedures were effective during the quarters ended December 31, 2008, March 31, 2009, and June 30, 2009. Future Exchange Act filings with respect to CIE will state the full definition of disclosure controls and procedures or, alternatively, will simply state that disclosure controls are effective or ineffective.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Item 4T. Controls and Procedures, page 28

58.	In future Exchange Act filings, please revise your disclosure to state that that there were no changes to internal control over financial reporting during the “last fiscal quarter” as required by Item 308T(b) of Regulation S-K.

Response: The Registrant has been advised by that the requested revision will be made to future Exchange Act filings by CIE.

Exhibit 31 - Section 302 Certifications

59.	It appears that your certification omits the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph (d). In future Exchange Act filings, please provide your certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

Response: The Registrant has been advised by that the requested revision will be made to future Exchange Act filings by CIE.

October 5, 2009

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT. Controls and Procedures, page 47

Disclosure Controls and Procedures, page 47

60.	We note that your disclosure controls and procedures are “effective.” However, your disclosure does not contain the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e). In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise your future Exchange Act filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Response: The Registrant has been advised by WIE that the management of WIE, including its principal executive officer and principal financial and accounting officer, has reviewed and evaluated the effectiveness of WIE’s disclosure controls and procedures. In addition to the disclosure made in WIE’s Form 10-K for the fiscal year ended December 31, 2008, WIE’s management has determined that such disclosure controls and procedures are also effective to ensure that information required to be disclosed by WIE in the reports that it files or submits under the Act are accumulated and communicated to management, including WIE’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Future Exchange Act filings with respect to WIE will state the full definition of disclosure controls and procedures or, alternatively, will simply state that disclosure controls are effective or ineffective.

October 5, 2009

Management’s Report on Internal Control over Financial Reporting, page 47

61.	You disclosed that there was a material weakness in your internal controls related to failing to account for a change in reporting status. In view of this material weakness, please tell us how you determined that your disclosure controls and procedures and internal control over financial reporting were both effective at December 31, 2008.

Response: The Registrant has been advised by WIE that the financial statements prepared by WIE’s accounting firm for the fiscal year ended December 31, 2008, failed to account for the change in WIE’s reporting status from a small business issuer during the fiscal year ended December 31, 2007, to a non-accelerated filer during the fiscal year ended December 31, 2008. WIE management contacted its accounting firm to ensure that future financial statements comply with the requirements for issuers of WIE’s reporting status. Management determined that this constituted a material weakness in WIE’s internal controls during the fiscal year ended December 31, 2008. Management concluded, however, that this material weakness resulted from a one-time event. Since WIE’s accounting firm has been made aware of the change in reporting status, management concluded that similar material weaknesses are unlikely to occur since management expects no future changes in WIE’s reporting status. Since management resolved this single material weakness, WIE management concluded that WIE’s internal controls were effective at December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Exhibit 31 - Section 302 Certifications

62.	It appears that your certification omits the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). In future Exchange Act filings, please provide your certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

Response: The Registrant has been advised by WIE that it will revise future Exchange Act filings to provide certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 5, 2009

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (212) 858-1703.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone